Exhibit 99.1

FOURTH QUARTER 2019
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2019 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2019 and related notes prepared in accordance with International Financial Reporting Standards (IFRS). Our 2019 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2019 Annual Information Form and our Supplementary Financial Information are available on our website at: http://www.rbc.com/investorrelations.

TORONTO, December 4, 2019 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $12,871 million for the year ended October 31, 2019, up $440 million or 4% from the prior year, with diluted EPS1 growth of 5%. Results reflected strong earnings growth in Personal & Commercial Banking and Wealth Management as we continued to leverage our scale and unique client value proposition to drive strong client-driven volumes. Solid results in Insurance were mainly driven by the impact of new longevity reinsurance contracts. These were partially offset by lower earnings in Investor & Treasury Services, primarily due to lower funding and liquidity revenue and severance and related costs associated with repositioning of the business, and in Capital Markets, due to a challenging market environment. Our results also reflect an increase due to foreign exchange translation. Provisions for credit losses (PCL) ratio on loans of 31 basis points (bps) increased by 8 bps from the prior year and the PCL on impaired loans ratio was 27 bps.

Our capital position remained robust with a Common Equity Tier 1 (CET1) ratio of 12.1%, up 60 bps from the prior year. In addition, we increased our quarterly dividend twice during 2019, for an annual dividend increase of 8%. In 2019, we repurchased 10.3 million shares for $1 billion.

“Against a challenging macroeconomic environment, we delivered solid results in 2019 and maintained a leading return on equity, a testament to the strength of our diversified business model, and the power of our Purpose to engage employees on our journey to transform the bank for the future. We have been investing significantly in talent, technology and our trusted global brand to offer differentiated advice and experiences across our businesses, and believe this positions us well to continue delivering long-term sustainable value for our clients, communities and shareholders.”

– Dave McKay, RBC President and Chief Executive Officer

2019 Full Year Business Segment Performance

◾

6% earnings growth in Personal & Commercial Banking, mainly due to average volume growth of 7% (average loan growth in Canadian Banking: +6% residential mortgages and +11% business loans; average deposits growth: +9% in both business and personal deposits) and higher spreads as higher interest rates more than offset the impact of competitive pricing pressures. These factors were partially offset by higher PCL. PCL on impaired loans ratio increased 4 bps, largely reflecting higher provisions on impaired loans in Canadian Banking. We generated positive operating leverage of 2.4%, while continuing to invest in the business to create more value for our >14 million Personal & Commercial Banking clients and build new client relationships. Higher staff-related costs were in part due to the addition of commercial account managers and investment advisors to deliver more advice and insights to our clients. We also continued our investments in technology, including in digital solutions for both our personal and business banking clients.

◾

13% earnings growth in Wealth Management, mainly due to higher average fee-based client assets reflecting market appreciation and net sales benefiting from our scale, talent and infrastructure advantage, as well as higher net interest income driven by average volume growth at City National Bank, which continued to add both teams and offices in key locations such as New York City and Washington D.C. Net income also included a gain on the sale of the private debt business of BlueBay ($134 million after-tax). These factors were partially offset by increased costs in support of business growth, higher variable compensation commensurate with revenue growth and higher PCL.

◾	4% earnings growth in Insurance, mainly due to the impact of new longevity reinsurance contracts, partially offset by higher claims costs.

◾

36% lower earnings in Investor & Treasury Services, primarily due to lower funding and liquidity revenue driven by the short-term interest rate environment and lower gains from the disposition of certain securities, as well as severance and related costs ($83 million after-tax) associated with repositioning of the business. Lower revenue from our asset services business largely driven by secular industry trends, also contributed to the decrease.

◾

4% lower earnings in Capital Markets, as Corporate and Investment Banking revenue saw headwinds from challenging market conditions driving lower industry-wide investment banking activity. Higher PCL and higher technology and related costs also

[1]	Earnings per share (EPS).
[2]

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 11 of this Earnings Release.

contributed to the decrease. These factors were partially offset by a lower effective tax rate, largely reflecting changes in earnings mix, higher revenue in Global Markets and the impact of foreign exchange translation. Despite a challenging market environment, RBC Capital Markets® continues to be well positioned as a premier global investment bank. We have been successful in winning more and higher quality mandates, increasing our ranking to top 10 in U.S. M&A advisory for announced transactions, our highest ranking achieved to date.

Q4 2019 Performance

Earnings of $3,206 million were down $44 million or 1% from a year ago, due to lower results in Investor & Treasury Services, Capital Markets, Insurance and Corporate Support. These were partially offset by higher earnings in Wealth Management and Personal & Commercial Banking.

Earnings were down $57 million or 2% from last quarter, due to lower earnings in Investor & Treasury Services, Capital Markets, Personal & Commercial Banking and Corporate Support. These were partially offset by higher earnings in Wealth Management and Insurance.

Q4 2019 compared to Q4 2018	• Net income of $3,206 million	ê 1%
	• Diluted EPS[1] of $2.18	ê 1%
	• ROE[2] of 16.2%	ê 140 bps
	• CET1 ratio of 12.1%	é 60 bps

Q4 2019 compared to Q3 2019	• Net income of $3,206 million	ê 2%
	• Diluted EPS[1] of $2.18	ê 2%
	• ROE[2] of 16.2%	ê 50 bps
	• CET1 ratio of 12.1%	é 20 bps

Q4 2019 Business Segment Performance

Personal & Commercial Banking

Net income of $1,618 million increased $80 million or 5% from a year ago, mainly due to average volume growth of 6% in loans and 10% in deposits in Canadian Banking, benefiting from solid housing activity, our growing client-facing sales force as well as a favourable interest rate environment. These factors were partially offset by higher PCL. Total PCL increased $70 million or 22%. PCL on impaired loans ratio increased 4 bps, largely driven by higher provisions on impaired loans in Canadian Banking portfolios.

Compared to last quarter, net income decreased $46 million or 3%. Higher net interest income driven by average volume growth of 2%, partially offset by lower spreads, was more than offset by higher PCL and the timing of professional fees.

Wealth Management

Net income of $729 million increased $176 million or 32% from a year ago, mainly due to a gain on the sale of the private debt business of BlueBay ($134 million after-tax) as well as higher average fee-based client assets reflecting market appreciation and industry-leading net sales in Canada.

Compared to last quarter, net income increased $90 million or 14%, largely due to a gain on the sale of the private debt business of BlueBay and higher average fee-based client assets reflecting market appreciation and net sales. These factors were partially offset by a decrease in net interest income driven by lower spreads (mainly at City National Bank), increased costs in support of business growth and higher variable compensation commensurate with revenue growth.

Insurance

Net income of $282 million decreased $36 million or 11% from a year ago, primarily due to lower favourable reinsurance contract renegotiations and lower favourable annual actuarial assumption updates. Higher claims costs and lower favourable investment-related experience also contributed to the decrease. These factors were partially offset by the impact of new longevity reinsurance contracts.

Compared to last quarter, net income increased $78 million or 38%, primarily due to the impact of new longevity reinsurance contracts and favourable reinsurance contract renegotiations in the current quarter, partially offset by lower favourable investment-related experience.

Investor & Treasury Services

Net income of $45 million decreased $110 million or 71% from a year ago, primarily due to severance and related costs associated with

[1]	Earnings per share (EPS).
[2]

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 11 of this Earnings Release.

repositioning of the business ($83 million after-tax), as well as lower funding and liquidity revenue driven by the short-term rate environment. Lower revenue from our asset services business due to reduced client activity and lower deposit margins also contributed to the decrease.

Compared to last quarter, net income decreased $73 million or 62%, mainly driven by severance and related costs associated with repositioning of the business.

Capital Markets

Net income of $584 million decreased $82 million or 12% from a year ago, largely driven by lower revenue in Corporate and Investment Banking, partly due to lower global investment banking fee pools and higher PCL. These factors were partially offset by a lower effective tax rate, largely reflecting changes in earnings mix. Global Markets generated higher revenue despite heightened market uncertainty.

Compared to last quarter, net income decreased $69 million or 11%, mainly due to lower M&A revenues, primarily in the U.S., lower equity origination, largely in the U.S. and Europe, as well as higher costs related to changes in the timing of deferred compensation. Lower fixed income trading, mainly in the U.S., and higher PCL also contributed to the decrease. These factors were partially offset by a lower effective tax rate, higher foreign exchange trading revenue, mainly in Europe, higher debt origination, largely in the U.S., and higher municipal banking activity.

Corporate Support

Net loss was $52 million in the current quarter, largely due to impact of an unfavourable accounting adjustment. Net loss was $15 million in the prior quarter, mainly due to net unfavourable tax adjustments, largely offset by asset/liability management activities. Net income was $20 million in the prior year, largely reflecting net favourable tax adjustments.

Capital and Credit Quality

Capital – As at October 31, 2019, Basel III CET1 ratio was 12.1%, up 20 bps from last quarter, mainly reflecting internal capital generation which was partially offset by higher risk-weighted assets due to continued business growth, and share buybacks. We continued to deliver a strong return of capital to shareholders with $2 billion returned to shareholders in the fourth quarter, including $474 million of net repurchases.

Credit Quality – Total PCL was $499 million. PCL on loans of $505 million increased $172 million or 52% from a year ago, due to higher provisions in Personal & Commercial Banking, Capital Markets and Wealth Management, as we returned to a more normalized level of credit losses towards the end of 2019. The PCL ratio on loans of 32 bps increased by 9 bps and the PCL on impaired loans ratio was 27 bps.

Total PCL in Personal & Commercial Banking increased $70 million or 22% from a year ago. PCL on impaired loans ratio increased 4 bps, largely driven by higher provisions on impaired loans in our Canadian Banking commercial portfolios and retail portfolios.

Total PCL in Wealth Management increased $30 million from a year ago. PCL on impaired loans ratio increased 17 bps, largely driven by higher provisions on impaired loans in U.S. Wealth Management (including City National), mainly in the consumer discretionary sector.

Total PCL in Capital Markets increased $46 million from a year ago. PCL on impaired loans ratio increased 17 bps, driven by higher provisions on impaired loans in the industrial products and oil & gas sectors.

Compared to last quarter, total PCL on loans increased $76 million or 18%, mainly due to higher provisions in Personal & Commercial Banking and Capital Markets. The PCL ratio on loans was up 5 bps and the PCL on impaired loans ratio was up 2 bps from last quarter.

PCL on loans in Personal & Commercial Banking increased $48 million from the prior quarter, reflecting higher provisions on performing loans largely in Canadian Banking, mainly driven by unfavourable changes in portfolio mix, partially offset by favourable changes in macroeconomic factors and model updates. Higher provisions on impaired loans in Canadian Banking, partially offset by lower provisions on impaired loans in Caribbean Banking, also contributed to the increase.

PCL on loans in Capital Markets increased $22 million from the prior quarter, driven by higher provisions on performing loans due to unfavourable changes in portfolio mix. Higher provisions on impaired loans also contributed to the increase.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 16% from a year ago to 4.5 million, resulting in a 20% increase in mobile sessions. Digital adoption increased to 52%.

In September 2019, RBC announced the launch of the RBC Insight Edge™ platform for its business banking clients across Canada. RBC Insight Edge™ is a first-of-its-kind Canadian platform that RBC advisors will use to provide clients with relevant insights about their industry performance, customers, and markets. RBC Insight Edge™ leverages the bank’s expertise in information management and insight development which is safeguarded by rigorous privacy standards to help business owners and managers turn insights into actions that improve client loyalty and productivity and drive growth.

Selected financial and other highlights

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Total revenue	$11,370	$11,544	$10,669	$46,002	$42,576
Provision for credit losses (PCL)	499	425	353	1,864	1,307
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	654	1,046	494	4,085	2,676
Non-interest expense	6,319	5,992	5,882	24,139	22,833
Income before income taxes	3,898	4,081	3,940	15,914	15,760
Net income	$3,206	$3,263	$3,250	$12,871	$12,431
Segments - net income
Personal & Commercial Banking	$1,618	$1,664	$1,538	$6,402	$6,028
Wealth Management	729	639	553	2,550	2,265
Insurance	282	204	318	806	775
Investor & Treasury Services	45	118	155	475	741
Capital Markets	584	653	666	2,666	2,777
Corporate Support	(52)	(15)	20	(28)	(155)
Net income	$3,206	$3,263	$3,250	$12,871	$12,431
Selected information
Earnings per share (EPS) - basic	$2.19	$2.23	$2.21	$8.78	$8.39
- diluted	2.18	2.22	2.20	8.75	8.36
Return on common equity (ROE) (1) (2)	16.2%	16.7%	17.6%	16.8%	17.6%
Average common equity (1)	$76,600	$75,800	$71,700	$75,000	$68,900
Net interest margin (NIM) - on average earning assets, net (3)	1.60%	1.61%	1.65%	1.61%	1.64%
PCL on loans as a % of average net loans and acceptances	0.32%	0.27%	0.23%	0.31%	0.23%
PCL on performing loans as a % of average net loans and acceptances	0.05%	0.02%	0.03%	0.04%	0.03%
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.25%	0.20%	0.27%	0.20%
Gross impaired loans (GIL) as a % of loans and acceptances	0.46%	0.47%	0.37%	0.46%	0.37%
Liquidity coverage ratio (LCR) (4)	127%	122%	123%	127%	123%
Capital ratios and Leverage ratio
Common Equity Tier 1 (CET1) ratio	12.1%	11.9%	11.5%	12.1%	11.5%
Tier 1 capital ratio	13.2%	13.0%	12.8%	13.2%	12.8%
Total capital ratio	15.2%	15.0%	14.6%	15.2%	14.6%
Leverage ratio	4.3%	4.4%	4.4%	4.3%	4.4%
Selected balance sheet and other information (5)
Total assets	$1,428,935	$1,406,902	$1,334,734	$1,428,935	$1,334,734
Securities, net of applicable allowance	249,004	240,661	222,866	249,004	222,866
Loans, net of allowance for loan losses	618,856	612,393	576,818	618,856	576,818
Derivative related assets	101,560	98,774	94,039	101,560	94,039
Deposits (3)	886,005	880,239	836,197	886,005	836,197
Common equity	77,816	76,550	73,552	77,816	73,552
Total capital risk-weighted assets	512,856	510,664	496,459	512,856	496,459
Assets under management (AUM)	762,300	744,800	671,000	762,300	671,000
Assets under administration (AUA) (6)	5,678,000	5,588,600	5,533,700	5,678,000	5,533,700
Common share information
Shares outstanding (000s) - average basic	1,432,685	1,434,276	1,440,207	1,434,779	1,443,894
- average diluted	1,438,257	1,440,130	1,446,514	1,440,682	1,450,485
- end of period	1,430,096	1,433,954	1,438,794	1,430,096	1,438,794
Dividends declared per common share	$1.05	$1.02	$0.98	$4.07	$3.77
Dividend yield (7)	4.0%	3.9%	3.8%	4.1%	3.7%
Common share price (RY on TSX) (8)	$106.24	$104.22	$95.92	$106.24	$95.92
Market capitalization (TSX) (8)	151,933	149,447	138,009	151,933	138,009
Business information (number of)
Employees (full-time equivalent) (FTE)	82,801	84,087	81,870	82,801	81,870
Bank branches	1,327	1,328	1,333	1,327	1,333
Automated teller machines (ATMs)	4,600	4,586	4,537	4,600	4,537
Period average US$ equivalent of C$1.00 (9)	$0.755	$0.754	$0.767	$0.752	$0.776
Period-end US$ equivalent of C$1.00	$0.759	$0.757	$0.760	$0.759	$0.760

(1)

Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes Average common equity used in the calculation of ROE. For further details, refer to the Key performance and non-GAAP measures section of our 2019 Annual Report.

(2)

These measures may not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions. See the How we measure and report our business segments section and the Key performance and Non-GAAP Measures section of this Earnings Release, our Q4 2019 Supplementary Financial Information and our 2019 Annual Report for additional information.

(3)

Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at Fair Value Through Profit and Loss (FVTPL) previously presented in trading revenue and deposits, respectively, are presented in net interest income and other liabilities respectively. Comparative amounts have been reclassified to conform with this presentation.

(4)

LCR is the average for the three months ended for each respective period and is calculated in accordance with the Office of the Superintendent of Financial Institutions’ (OSFI) Liquidity Adequacy Requirements (LAR) guideline. For further details, refer to the Liquidity and funding risk section of our 2019 Annual Report.

(5)	Represents period-end spot balances.
(6)

AUA includes $15.5 billion and $8.1 billion (July 31, 2019 – $15.7 billion and $8.3 billion; October 31, 2018 – $16.7 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.

(7)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.

Personal & Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	2019	2019	2018
Net interest income	$3,238	$3,221	$3,067
Non-interest income	1,330	1,325	1,297
Total revenue	4,568	4,546	4,364
PCL on performing assets	50	15	25
PCL on impaired assets	337	326	292
Total PCL	387	341	317
Non-interest expense	2,007	1,959	1,987
Net income before income taxes	2,174	2,246	2,060
Net income	$1,618	$1,664	$1,538

Revenue by business
Canadian Banking	4,321	4,304	4,132
Caribbean & U.S. Banking	247	242	232

Selected balances and other information
ROE	27.0%	28.0%	26.7%
NIM	2.82%	2.86%	2.82%
Efficiency ratio (1)	43.9%	43.1%	45.5%
Operating leverage	3.7%	3.5%	2.5%
Average total assets	$477,900	$468,400	$451,100
Average total earning assets, net	456,100	447,200	431,500
Average loans and acceptances, net	458,900	449,500	432,200
Average deposits	405,200	396,300	368,700
AUA (2) (3)	283,800	282,200	266,500
Average AUA	281,800	280,600	274,900
AUM (3)	5,000	4,900	4,700
PCL on impaired loans as a % of average net loans and acceptances	0.29%	0.29%	0.25%

Other selected information - Canadian Banking
Net income	$1,555	$1,609	$1,463
NIM	2.76%	2.80%	2.77%
Efficiency ratio (1)	42.0%	41.5%	43.8%
Operating leverage	4.3%	1.7%	2.3%

(1)	Calculated as non-interest expense divided by total revenue.
(2)

AUA includes $15.5 billion and $8.1 billion (July 31, 2019 – $15.7 billion and $8.3 billion; October 31, 2018 – $16.7 billion and $9.6 billion) of securitized residential mortgages and credit card loans, respectively.

(3)	Represents period-end spot balances.

Q4 2019 vs. Q4 2018

Net income of $1,618 million increased $80 million or 5% compared to the prior year, largely reflecting average volume growth of 8%, partially offset by higher PCL.

Total revenue increased $204 million or 5%, mainly due to average volume growth of 6% in loans and 10% in deposits in Canadian Banking.

Net interest margin was flat compared to prior year, as higher interest rates were offset by the impact of competitive pricing pressures.

Total PCL increased $70 million or 22%. PCL on impaired loans ratio increased 4 bps, largely driven by higher provisions on impaired loans in our Canadian Banking portfolios. For further details on PCL, refer to Credit quality in the Q4 2019 Business Segment Performance section on page 3 of this Earnings Release.

Non-interest expense increased $20 million or 1%, primarily attributable to an increase in staff-related costs, partially offset by lower marketing costs.

Q4 2019 vs. Q3 2019

Net income decreased $46 million or 3% from the prior quarter. Higher net interest income driven by average volume growth of 2%, partially offset by lower spreads, was more than offset by higher PCL and the timing of professional fees.

Wealth Management

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of and percentage amounts and as otherwise noted)	2019	2019	2018
Net interest income	$745	$773	$679
Non-interest income
Fee-based revenue	1,786	1,740	1,662
Transactional and other revenue	656	516	399
Total revenue	3,187	3,029	2,740
PCL on performing assets	(1)	10	(3)
PCL on impaired assets	35	17	7
Total PCL	34	27	4
Non-interest expense	2,262	2,183	2,061
Net income before income taxes	891	819	675
Net income	$729	$639	$553

Revenue by business
Canadian Wealth Management	$823	$821	$796
U.S. Wealth Management (including City National)	1,556	1,546	1,345
U.S. Wealth Management (including City National) (US$ millions)	1,175	1,168	1,031
Global Asset Management	713	567	513
International Wealth Management	95	95	86
Selected balances and other information
ROE	19.5%	17.2%	15.9%
NIM	3.30%	3.59%	3.49%
Pre-tax margin (1)	28.0%	27.0%	24.6%
Average total assets	$103,900	$99,700	$91,300
Average total earning assets, net	89,500	85,500	77,100
Average loans and acceptances, net	66,700	64,400	57,800
Average deposits	100,700	95,300	91,800
AUA - total (2)	1,062,200	1,050,800	970,500
- U.S. Wealth Management (including City National) (2)	543,300	538,800	483,000
- U.S. Wealth Management (including City National) (US$ millions) (2)	412,600	408,100	367,100
AUM (2)	755,700	738,300	664,900
Average AUA	1,055,700	1,039,700	988,900
Average AUM	753,300	729,300	679,900
PCL on impaired loans as a % of average net loans and acceptances	0.21%	0.11%	0.04%
Number of advisors (3)	5,296	5,222	5,042

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Represents period-end spot balances.
(3)	Represents client-facing advisors across all our wealth management businesses.

Q4 2019 vs. Q4 2018

Net income increased $176 million or 32% from the prior year, mainly due to a gain on the sale of the private debt business of BlueBay of $134 million (after-tax) and higher average fee-based client assets.

Total revenue increased $447 million or 16%, mainly due to a gain on the sale of the private debt business of BlueBay of $151 million, higher average fee-based client assets reflecting market appreciation and net sales, and the change in the fair value of the hedges related to our U.S. share-based compensation plans, which was largely offset in non-interest expense. Higher net interest income driven by average loan growth of 15%, partially offset by lower spreads, also contributed to the increase.

Total PCL increased $30 million. PCL on impaired loans ratio increased 17 bps, largely driven by higher provisions on impaired loans in U.S. Wealth Management (including City National), mainly in one sector. For further details on PCL, refer to Credit quality in the Q4 2019 Business Segment Performance section on page 3 of this Earnings Release.

Non-interest expense increased $201 million or 10%, primarily due to the change in the fair value our U.S. share-based compensation plans, which was largely offset in revenue, increased costs in support of business growth, largely reflecting higher staff-related costs, and higher variable compensation commensurate with revenue growth.

Q4 2019 vs. Q3 2019

Net income increased $90 million or 14% from the prior quarter, largely due to a gain on the sale of the private debt business of BlueBay of $134 million (after-tax) and higher average fee-based client assets reflecting market appreciation and net sales. These factors were partially offset by a decrease in net interest income driven by lower spreads, increased costs in support of business growth and higher variable compensation commensurate with revenue growth.

Insurance

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2019	July 31 2019	October 31 2018
Non-interest income
Net earned premiums	$944	$914	$1,222
Investment income (1)	168	505	(230)
Fee income	41	44	47
Total revenue	1,153	1,463	1,039
Insurance policyholder benefits and claims (1)	572	971	416
Insurance policyholder acquisition expense	82	75	78
Non-interest expense	153	149	159
Net income before income taxes	346	268	386
Net income	$282	$204	$318

Revenue by business
Canadian Insurance	$609	$991	$536
International Insurance	544	472	503
Selected balances and other information
ROE	50.3%	39.2%	57.2%
Premiums and deposits (2)	$1,105	$1,079	$1,374
Fair value changes on investments backing policyholder liabilities (1)	(28)	385	(342)

(1)

Investment income can experience volatility arising from fluctuation of fair value through profit or loss (FVTPL) assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as FVTPL. Consequently, changes in the fair values of these assets are recorded in the Consolidated Statements of Income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in Insurance policyholder benefits, claims and acquisition expense.

(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q4 2019 vs. Q4 2018

Net income decreased $36 million or 11% from a year ago, primarily due to lower favourable reinsurance contract renegotiations and lower favourable annual actuarial assumption updates. Higher claims costs and lower favourable investment-related experience also contributed to the decrease. These factors were partially offset by the impact of new longevity reinsurance contracts.

Total revenue increased $114 million or 11%, largely due to the change in fair value of investments backing our policyholder liabilities, which is largely offset in PBCAE as indicated below and realized investment gains. Business growth, largely in longevity reinsurance, also contributed to the increase. These factors were partially offset by lower group annuity sales, which is largely offset in PBCAE as indicated below.

PBCAE increased $160 million or 32%, mainly due to the change in fair value of investments backing our policyholder liabilities, lower favourable investment-related experience, business growth and lower favourable reinsurance contract negotiations. Lower favourable annual actuarial assumption updates, largely related to unfavourable mortality, morbidity and commission experience, partially offset by favourable economic assumptions, and higher claims costs also contributed to the increase. These factors were partially offset by lower group annuity sales and the favourable impact of new longevity reinsurance contracts.

Non-interest expense decreased $6 million or 4%, driven by cost management initiatives.

Q4 2019 vs. Q3 2019

Net income increased $78 million or 38% from the prior quarter, primarily due to the impact of new longevity reinsurance contracts and favourable reinsurance contract renegotiations in the current quarter, partially offset by lower favourable investment-related experience.

Investor & Treasury Services

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts)	October 31 2019	July 31 2019	October 31 2018
Net interest income	$37	$(16)	$19
Non-interest income	529	577	605
Total revenue	566	561	624
PCL	(1)	1	-
Non-interest expense	508	411	421
Net income before income taxes	59	149	203
Net income	$45	$118	$155

Selected balances and other information
ROE	4.8%	13.2%	19.2%
Average deposits	$175,200	$179,300	$163,600
Average client deposits	57,600	60,100	59,200
Average wholesale funding deposits	117,600	119,200	104,400
AUA (1)	4,318,100	4,242,100	4,283,100
Average AUA	4,296,300	4,290,900	4,295,200

(1)	Represents period-end spot balances.

Q4 2019 vs. Q4 2018

Net income decreased $110 million or 71% from a year ago, primarily due to severance and related costs, as well as lower funding and liquidity revenue.

Total revenue decreased $58 million or 9%, mainly reflecting lower funding and liquidity revenue, primarily driven by the short-term rate environment and lower gains from the disposition of certain securities, as well as lower revenue from our asset services business due to reduced client activity. Lower client deposit revenue, largely driven by margin compression reflecting spread tightening, also contributed to the decrease.

Non-interest expense increased $87 million or 21%, largely driven by severance and related costs associated with repositioning of the business.

Q4 2019 vs. Q3 2019

Net income decreased $73 million or 62% from last quarter, mainly driven by severance and related costs associated with repositioning of the business.

Capital Markets
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts)	2019	2019	2018
Net interest income (1), (2)	$1,063	$1,018	$885
Non-interest income (1), (2)	924	1,016	1,171
Total revenue (1)	1,987	2,034	2,056
PCL on performing assets	18	3	17
PCL on impaired assets	60	53	15
Total PCL	78	56	32
Non-interest expense	1,308	1,269	1,244
Net income before income taxes	601	709	780
Net income	$584	$653	$666

Revenue by business
Corporate and Investment Banking	$934	$962	$1,087
Global Markets	1,095	1,106	1,035
Other	(42)	(34)	(66)
Selected balances and other information
ROE	10.0%	11.1%	11.8%
Average total assets	$696,100	$676,700	$591,700
Average trading securities	103,800	101,400	88,000
Average loans and acceptances, net	98,100	101,100	90,700
Average deposits (2)	76,800	75,900	73,700
PCL on impaired loans as a % of average net loans and acceptances	0.24%	0.21%	0.07%

(1)	The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2019 was $112 million (July 31, 2019 - $111 million, October 31, 2018 - $142 million).
(2)

Commencing Q4 2019, the interest component and the accrued interest payable recorded on certain deposits carried at FVTPL previously presented in trading revenue and deposits, respectively, are presented in net interest income and other liabilities respectively. Comparative amounts have been reclassified to conform with this presentation.

Q4 2019 vs. Q4 2018

Net income decreased $82 million or 12% from a year ago, largely driven by lower revenue in Corporate and Investment Banking and higher PCL. These factors were partially offset by a lower effective tax rate largely reflecting changes in earnings mix, as well as higher revenue in Global Markets.

Total revenue decreased $69 million or 3%, mainly due to lower M&A activity across all regions and lower equity trading revenue primarily in the U.S. These factors were partially offset by higher fixed income trading revenue, largely in North America.

Total PCL increased $46 million. PCL on impaired loans ratio increased 17 bps, driven by higher provisions on impaired loans in a couple of sectors. For further details on PCL, refer to Credit quality in the Q4 2019 Business Segment Performance section on page 3 of this Earnings Release.

Non-interest expense increased $64 million or 5%, mainly driven by higher costs related to changes in the timing of deferred compensation and higher technology and related costs.

Q4 2019 vs. Q3 2019

Net income decreased $69 million or 11% from the prior quarter, mainly due to lower M&A revenues, primarily in the U.S., lower equity origination, largely in the U.S. and Europe, as well as higher costs related to changes in the timing of deferred compensation. Lower fixed income trading, mainly in the U.S. and higher PCL also contributed to the decrease. These factors were partially offset by a lower effective tax rate, higher foreign exchange trading revenue, mainly in Europe, higher debt origination, largely in the U.S., and higher municipal banking activity.

Corporate Support
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars)	2019	2019	2018
Net interest income (loss) (1)	$28	$22	$17
Non-interest income (loss) (1)	(119)	(111)	(171)
Total revenue (1)	(91)	(89)	(154)
PCL	1	-	-
Non-interest expense	81	21	10
Net income (loss) before income taxes (1)	(173)	(110)	(164)
Income (recoveries) taxes (1)	(121)	(95)	(184)
Net income (2)	$(52)	$(15)	$20

(1)	Teb adjusted.
(2)

Net income (loss) reflects income attributable to both shareholders and Non-Controlling Interests (NCI). Net income attributable to NCI for the three months ended October 31, 2019 was $(1) million (July 31, 2019 – $(1) million; October 31, 2018 – $(1) million).

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant. The following identifies material items affecting the reported results in each period.

Total revenue and income taxes (recoveries) in each period in Corporate Support include the deduction of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends and the U.S. tax credit investment business recorded in Capital Markets. The amount deducted from revenue was offset by an equivalent increase in income taxes (recoveries).

The teb amount for the three months ended October 31, 2019 was $112 million, $111 million in the prior quarter and $142 million last year. For further discussion, refer to the How we measure and report our business segments section of our 2019 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2019

Net loss was $52 million in the current quarter, largely due to impact of an unfavourable accounting adjustment.

Q3 2019

Net loss was $15 million in the prior quarter, mainly due to net unfavourable tax adjustments, largely offset by asset/liability management activities.

Q4 2018

Net income was $20 million in the prior year, largely reflecting net unfavourable tax adjustments.

Key performance and non-GAAP measures

Additional information about these and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2019 Annual Report.

Return on Equity

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business. The following table provides a summary of our ROE calculations:

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2019							October 31, 2019
(Millions of Canadian dollars, except percentage amounts)	Personal & Commercial Banking	Wealth Management	Insurance	Investor & Treasury Services	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,593	$717	$280	$41	$565	$(59)	$3,137	$12,591
Total average common equity (1) (2)	$23,400	$14,600	$2,200	$3,450	$22,350	$10,600	$76,600	$75,000
ROE (3)	27.0%	19.5%	50.3%	4.8%	10.0%	n.m.	16.2%	16.8%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	ROE is based on actual balances of average common equity before rounding.
n.m.	not meaningful

Non-GAAP Measures

There were no specified items for the three months ended October 31, 2019, July 31, 2019 and October 31, 2018 as well as for the years ended October 31, 2019 and October 31, 2018.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP, and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and enhance the comparability of our comparative periods. For further information, refer to the Key performance and non-GAAP measures section of our 2019 Annual Report.

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2019 (1)	July 31 2019 (2)	October 31 2018 (1)

Assets
Cash and due from banks	$26,310	$26,863	$30,209
Interest-bearing deposits with banks	38,345	31,553	36,471

Securities
Trading	146,534	140,421	128,258
Investment, net of applicable allowance	102,470	100,240	94,608
	249,004	240,661	222,866
Assets purchased under reverse repurchase agreements and securities borrowed	306,961	309,640	294,602

Loans
Retail	426,086	416,583	399,452
Wholesale	195,870	198,941	180,278
	621,956	615,524	579,730
Allowance for loan losses	(3,100)	(3,131)	(2,912)
	618,856	612,393	576,818
Segregated fund net assets	1,663	1,602	1,368

Other
Customers’ liability under acceptances	18,062	17,101	15,641
Derivatives	101,560	98,774	94,039
Premises and equipment	3,191	3,058	2,832
Goodwill	11,236	11,115	11,137
Other intangibles	4,674	4,735	4,687
Other assets	49,073	49,407	44,064
	187,796	184,190	172,400
Total assets	$1,428,935	$1,406,902	$1,334,734

Liabilities and equity

Deposits
Personal	$294,732	$287,929	$270,154
Business and government	565,482	562,371	533,522
Bank	25,791	29,939	32,521
	886,005	880,239	836,197
Segregated fund net liabilities	1,663	1,602	1,368

Other
Acceptances	18,091	17,124	15,662
Obligations related to securities sold short	35,069	33,602	32,247
Obligations related to assets sold under repurchase agreements and securities loaned	226,586	220,027	206,814
Derivatives	98,543	96,857	90,238
Insurance claims and policy benefit liabilities	11,401	11,480	10,000
Other liabilities	58,137	53,799	53,122
	447,827	432,889	408,083
Subordinated debentures	9,815	9,818	9,131
Total liabilities	1,345,310	1,324,548	1,254,779
Equity attributable to shareholders
Preferred shares	5,707	5,705	6,309
Common shares	17,587	17,593	17,617
Retained earnings	55,981	54,692	51,112
Other components of equity	4,248	4,265	4,823
	83,523	82,255	79,861
Non-controlling interests	102	99	94
Total equity	83,625	82,354	79,955
Total liabilities and equity	$1,428,935	$1,406,902	$1,334,734

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2019 (1)	July 31 2019 (1)	October 31 2018 (1)	October 31 2019 (2)	October 31 2018 (2)

Interest and dividend income
Loans	$6,186	$6,394	$5,733	$24,863	$21,249
Securities	1,659	1,770	1,434	6,827	5,670
Assets purchased under reverse repurchase agreements and securities borrowed	2,268	2,353	1,642	8,960	5,536
Deposits and other	329	93	181	683	566
	10,442	10,610	8,990	41,333	33,021

Interest expense
Deposits and other	3,175	3,284	2,825	12,988	9,842
Other liabilities	2,066	2,218	1,411	8,231	4,905
Subordinated debentures	90	90	87	365	322
	5,331	5,592	4,323	21,584	15,069
Net interest income	5,111	5,018	4,667	19,749	17,952

Non-interest income
Insurance premiums, investment and fee income	1,153	1,463	1,039	5,710	4,279
Trading revenue	116	170	185	995	1,150
Investment management and custodial fees	1,477	1,440	1,387	5,748	5,377
Mutual fund revenue	932	924	896	3,628	3,551
Securities brokerage commissions	323	324	349	1,305	1,372
Service charges	493	480	459	1,907	1,800
Underwriting and other advisory fees	428	488	514	1,815	2,053
Foreign exchange revenue, other than trading	242	252	267	986	1,098
Card service revenue	252	272	264	1,072	1,054
Credit fees	344	322	371	1,269	1,394
Net gains on investment securities	16	26	33	125	147
Share of profit (loss) in joint ventures and associates	26	21	8	76	21
Other	457	344	230	1,617	1,328
	6,259	6,526	6,002	26,253	24,624
Total revenue	11,370	11,544	10,669	46,002	42,576
Provision for credit losses	499	425	353	1,864	1,307
Insurance policyholder benefits, claims and acquisition expense	654	1,046	494	4,085	2,676

Non-interest expense
Human resources	3,720	3,615	3,429	14,600	13,776
Equipment	452	449	419	1,777	1,593
Occupancy	424	409	400	1,635	1,558
Communications	296	281	316	1,090	1,049
Professional fees	382	328	418	1,305	1,379
Amortization of other intangibles	309	299	279	1,197	1,077
Other	736	611	621	2,535	2,401
	6,319	5,992	5,882	24,139	22,833

Income before income taxes	3,898	4,081	3,940	15,914	15,760
Income taxes	692	818	690	3,043	3,329
Net income	$3,206	$3,263	$3,250	$12,871	$12,431

Net income attributable to:
Shareholders	$3,201	$3,263	$3,247	$12,860	$12,400
Non-controlling interests	5	-	3	11	31
	$3,206	$3,263	$3,250	$12,871	$12,431
Basic earnings per share (in dollars)	$2.19	$2.23	$2.21	$8.78	$8.39
Diluted earnings per share (in dollars)	2.18	2.22	2.20	8.75	8.36
Dividends per common share (in dollars)	1.05	1.02	0.98	4.07	3.77

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2019 (1)	July 31 2019 (1)	October 31 2018 (1)	October 31 2019 (2)	October 31 2018 (2)
Net income	$3,206	$3,263	$3,250	$12,871	$12,431
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	(26)	79	(75)	192	(70)
Provision for credit losses recognized in income	(2)	(2)	(24)	(14)	(9)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(58)	(15)	(18)	(133)	(94)
	(86)	62	(117)	45	(173)
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	180	(1,246)	453	65	840
Net foreign currency translation gains (losses) from hedging activities	(121)	590	(107)	5	(237)
Reclassification of losses (gains) on foreign currency translation to income	-	-	-	2	-
Reclassification of losses (gains) on net investment hedging activities to income	(1)	-	-	1	-
	58	(656)	346	73	603
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	57	(118)	(12)	(559)	150
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(47)	11	88	(135)	107
	10	(107)	76	(694)	257
Items that will not be reclassified subsequently to income:
Remeasurements of employee benefit plans	125	(581)	127	(942)	724
Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss	(41)	118	10	51	123
Net gains (losses) on equity securities designated at fair value through other comprehensive income	(2)	(10)	(3)	25	(2)
	82	(473)	134	(866)	845
Total other comprehensive income (loss), net of taxes	64	(1,174)	439	(1,442)	1,532
Total comprehensive income (loss)	$3,270	$2,089	$3,689	$11,429	$13,963
Total comprehensive income attributable to:
Shareholders	$3,266	$2,090	$3,686	$11,419	$13,931
Non-controlling interests	4	(1)	3	10	32
	$3,270	$2,089	$3,689	$11,429	$13,963

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2019 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$5,706	$17,652	$(1)	$(59)	$54,692	$119	$4,162	$(16)	$4,265	$82,255	$99	$82,354
Changes in equity
Issues of share capital	-	49	-	-	-	-	-	-	-	49	-	49
Common shares purchased for cancellation	-	(56)	-	-	(418)	-	-	-	-	(474)	-	(474)
Redemption of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares	-	-	37	1,500	-	-	-	-	-	1,537	-	1,537
Purchases of treasury shares	-	-	(35)	(1,499)	-	-	-	-	-	(1,534)	-	(1,534)
Share-based compensation awards	-	-	-	-	(8)	-	-	-	-	(8)	-	(8)
Dividends on common shares	-	-	-	-	(1,503)	-	-	-	-	(1,503)	-	(1,503)
Dividends on preferred shares and other	-	-	-	-	(64)	-	-	-	-	(64)	(1)	(65)
Other	-	-	-	-	(1)	-	-	-	-	(1)	-	(1)
Net income	-	-	-	-	3,201	-	-	-	-	3,201	5	3,206
Total other comprehensive income (loss), net of taxes	-	-	-	-	82	(86)	59	10	(17)	65	(1)	64
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

	For the three months ended October 31, 2018 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,306	$17,642	$-	$(109)	$49,424	$105	$3,801	$612	$4,518	$77,781	$91	$77,872
Changes in equity
Issues of share capital	-	23	-	-	-	-	-	-	-	23	-	23
Common shares purchased for cancellation	-	(30)	-	-	(217)	-	-	-	-	(247)	-	(247)
Redemption of preferred shares	-	-	-	-	-	-	-	-	-	-	-	-
Sales of treasury shares	-	-	57	1,418	-	-	-	-	-	1,475	-	1,475
Purchases of treasury shares	-	-	(54)	(1,327)	-	-	-	-	-	(1,381)	-	(1,381)
Share-based compensation awards	-	-	-	-	(4)	-	-	-	-	(4)	-	(4)
Dividends on common shares	-	-	-	-	(1,412)	-	-	-	-	(1,412)	-	(1,412)
Dividends on preferred shares and other	-	-	-	-	(71)	-	-	-	-	(71)	-	(71)
Other	-	-	-	-	11	-	-	-	-	11	-	11
Net income	-	-	-	-	3,247	-	-	-	-	3,247	3	3,250
Total other comprehensive income (loss), net of taxes	-	-	-	-	134	(117)	346	76	305	439	-	439
Balance at end of period	$6,306	$17,635	$3	$(18)	$51,112	$(12)	$4,147	$688	$4,823	$79,861	$94	$79,955

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2019 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,306	$17,635	$3	$(18)	$51,112	$(12)	$4,147	$688	$4,823	$79,861	$94	$79,955
Transition adjustment	-	-	-	-	(94)	-	-	-	-	(94)	-	(94)
Adjusted balance at beginning of period	$6,306	$17,635	$3	$(18)	$51,018	$(12)	$4,147	$688	$4,823	$79,767	$94	$79,861
Changes in equity
Issues of share capital	350	136	-	-	-	-	-	-	-	486	-	486
Common shares purchased for cancellation	-	(126)	-	-	(904)	-	-	-	-	(1,030)	-	(1,030)
Redemption of preferred shares	(950)	-	-	-	-	-	-	-	-	(950)	-	(950)
Sales of treasury shares	-	-	182	5,340	-	-	-	-	-	5,522	-	5,522
Purchases of treasury shares	-	-	(184)	(5,380)	-	-	-	-	-	(5,564)	-	(5,564)
Share-based compensation awards	-	-	-	-	(23)	-	-	-	-	(23)	-	(23)
Dividends on common shares	-	-	-	-	(5,840)	-	-	-	-	(5,840)	-	(5,840)
Dividends on preferred shares and other	-	-	-	-	(269)	-	-	-	-	(269)	(2)	(271)
Other	-	-	-	-	5	-	-	-	-	5	-	5
Net income	-	-	-	-	12,860	-	-	-	-	12,860	11	12,871
Total other comprehensive income (loss), net of taxes	-	-	-	-	(866)	45	74	(694)	(575)	(1,441)	(1)	(1,442)
Balance at end of period	$5,706	$17,645	$1	$(58)	$55,981	$33	$4,221	$(6)	$4,248	$83,523	$102	$83,625

	For the year ended October 31, 2018 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares	Common shares	Treasury shares - preferred	Treasury shares - common	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$6,413	$17,730	$-	$(27)	$44,801	$299	$3,545	$431	$4,275	$73,192	$599	$73,791
Changes in equity
Issues of share capital	-	92	-	-	-	-	-	-	-	92	-	92
Common shares purchased for cancellation	-	(187)	-	-	(1,335)	-	-	-	-	(1,522)	-	(1,522)
Redemption of preferred shares	(107)	-	-	-	2	-	-	-	-	(105)	-	(105)
Redemption of trust capital securities	-	-	-	-	-	-	-	-	-	-	(500)	(500)
Sales of treasury shares	-	-	259	5,479	-	-	-	-	-	5,738	-	5,738
Purchases of treasury shares	-	-	(256)	(5,470)	-	-	-	-	-	(5,726)	-	(5,726)
Share-based compensation awards	-	-	-	-	(10)	-	-	-	-	(10)	-	(10)
Dividends on common shares	-	-	-	-	(5,442)	-	-	-	-	(5,442)	-	(5,442)
Dividends on preferred shares and other	-	-	-	-	(285)	-	-	-	-	(285)	(37)	(322)
Other	-	-	-	-	136	(138)	-	-	(138)	(2)	-	(2)
Net income	-	-	-	-	12,400	-	-	-	-	12,400	31	12,431
Total other comprehensive income (loss), net of taxes	-	-	-	-	845	(173)	602	257	686	1,531	1	1,532
Balance at end of period	$6,306	$17,635	$3	$(18)	$51,112	$(12)	$4,147	$688	$4,823	$79,861	$94	$79,955

(1)	Derived from audited financial statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our annual report for the fiscal year ended October 31, 2019 (the 2019 Annual Report); including information technology and cyber risk, privacy, data and third party related risk, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2019 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2019 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2019 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for December 4, 2019 at 8:00 a.m. (EST) and will feature a presentation about our fourth quarter and 2019 results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 3486214#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from December 4, 2019 until February 20, 2020 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 5654710#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Jennifer Nugent, Senior Director, Investor Relations, jennifer.nugent@rbc.com, 416-955-7805

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 85,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at

rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.